05039531

SECUR ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Sherrard 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

11 South Bumby Avenue	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mendel A. Melzer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Newport Group Securities, Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Susan A. Morris
MY COMMISSION EXPIRES
September 6, 2007
#DD230013
Bonded thru Troy Fain-Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NEWPORT GROUP SECURITIES, INC.

Financial Statements and Supplementary Information

December 31, 2004

Adding value
Building trust
Securing your future

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

NEWPORT GROUP SECURITIES, INC.

Financial Statements and Supplementary Information

December 31, 2004

Table of Contents

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.:

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 10, 2005

NEWPORT GROUP SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$ 472,295
Receivables	1,625,314
Prepaid assets	39,616
Total assets	$ 2,137,225

Liabilities and Stockholders' Equity

Liabilities:	
Accrued commissions	$ 446,681
Other liabilities	337,280
Total liabilities	783,961
Commitments and contingencies	
Stockholders' equity:	
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	11,067
Retained earnings	1,342,097
Total stockholders' equity	1,353,264
Total liabilities and stockholders' equity	$ 2,137,225

See accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Income

For the year ended December 31, 2004

Revenues:	
Commission income	$ 6,624,081
Investment advisory	1,034,851
Fee income	144,234
Administrative fee	82,509
Interest	8,179
Other income	639
Total revenues	7,894,493
Expenses:	
Salaries	2,373,171
Commissions	1,659,136
Travel and entertainment	264,009
Professional fees and services	223,632
Rent and utilities	192,250
Insurance	123,553
Taxes	104,284
Regulatory fees and assessments	70,333
Employee benefits	56,200
Office supplies and expenses	52,539
Investment advisory	48,787
Computer supplies and expenses	42,123
Other operating expenses	36,314
Education and seminars	20,710
Total expenses	5,267,041
Net income	$ 2,627,452

See accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Stockholders' Equity

For the year ended December 31, 2004

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances, December 31, 2003	$ 100	11,067	1,514,645	1,525,812
Stockholder distributions, at $28,000 per share	-	-	(2,800,000)	(2,800,000)
Net income	-	-	2,627,452	2,627,452
Balances, December 31, 2004	$ 100	11,067	1,342,097	1,353,264

See accompanying notes to financial statements.

NEWPORT GROUP SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 2,627,452
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(583,343)
Increase in prepaid assets	(3,449)
Increase in accrued commissions	21,428
Decrease in other liabilities	(153,728)
Net cash provided by operating activities	1,908,360
Cash flows from financing activities:	
Stockholder distributions	(2,800,000)
Net decrease in cash	(891,640)
Cash at beginning of year	1,363,935
Cash at end of year	$ 472,295

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance and mutual funds used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

(b) Revenue Recognition

Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period such as are determined to be necessary.

The Company recognizes revenue for investment advisory fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement. These advisory fees are billed quarterly.

Mutual fund fees are recorded on trade date.

(c) Income Taxes

The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $135,609, which is $83,346 in excess of its required net capital of $52,263. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 5.78 to 1.

The following is a reconciliation of net capital per the unaudited FOCUS report to the audited computation of net capital:

Net capital as reported in Company's unaudited FOCUS report as of December 31, 2004	$	448,811
Audit adjustments to record additional expenses		(313,202)
Net capital	$	135,609

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

(3) Related-Party Transactions

On December 1, 2003, the Company entered into two separate expense sharing arrangements with The Newport Group, Inc. and the Newport Group of North Carolina, Inc. (collectively, "Newport Group") whereby Newport Group will permit the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions; 2) Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal and sales services; and 3) act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2004, the Company incurred $2,817,665 and $401,723 in expenses related to its cost sharing agreements with The Newport Group, Inc. and the Newport Group of North Carolina Inc., respectively. At December 31, 2004 receivables includes $18,584 due from the Newport Group of North Carolina, Inc. for overpayment of shared expenses by the Company. At December 31, 2004, other liabilities includes unpaid shared expenses of $303,018 due to The Newport Group, Inc.

(4) Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargebacks and based on prior experience has not provided for any chargeback accrual.

The United States Securities and Exchange Commission ("SEC") is conducting a non-public, informal investigation of the Company. The investigation has focused on the Company's sales of certain corporate-owned variable universal life insurance policies used to fund participant-directed deferred compensation plans. The SEC's staff has not issued a "Wells Notice" or otherwise indicated whether they intend to recommend that the Commission bring an enforcement action against the Company. While the result of this investigation cannot be predicted with certainty, management believes the final outcome of the investigation will not have a material adverse effect on the Company's financial position.

SUPPLEMENTARY INFORMATION

NEWPORT GROUP SECURITIES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital

Stockholders' equity, per statement of financial condition	$ 1,353,264
Less non-allowable assets:	
Commissions and other receivables, net of accrued commissions	1,178,039
Prepaid assets	39,616
Net capital	$ 135,609

Aggregate Indebtedness

Accrued commissions	$ 446,681
Other liabilities	337,280
Total aggregate indebtedness	$ 783,961

Computation of Basic Net Capital Requirements

Computation of basic net capital requirement:	
Minimum dollar net capital required	$ 52,263
Net capital in excess of minimum required by SEC Rule 15c3-1(a)	$ 83,346
Ratio of aggregate indebtedness to net capital	5.78 to 1.00

Reconciliation with Company's Computation

Net capital as reported in Company's unaudited FOCUS report as of December 31, 2004	$ 448,811
Audit adjustments to record additional expenses	(313,202)
Net capital per above	$ 135,609

Statement Pursuant to Rule 15c3-3

December 31, 2004

The Company is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
Newport Group Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Newport Group Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by Rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
February 10, 2005